Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

May 10, 2019

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”) File Nos. 333-206240 and 811-23084 Oakhurst Strategic Defined Risk Fund (S000054556)

Dear Ms. Marquigny:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on May 1, 2019, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 56 to its registration statement.  PEA No. 56 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on March 13, 2019, for the purposes of registering a new series of the Trust, the Oakhurst Strategic Defined Risk Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 56.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS

1.	Staff Comment: If Advisor Shares of the Fund will not be offered, please remove all references to Advisor shares from the Prospectus and SAI.

Response:  The Trust respectfully declines to make the requested revision. The Trust further responds by explaining supplementally that the Fund intends to offer Advisor Shares in the future through various financial intermediaries, and that in most circumstances such financial intermediaries require the effective registration of a share class as a prerequisite to considering the placement of a mutual fund on an intermediary platform. The Trust undertakes to supplement the registration statement with respect to the Fund prior to any public offering of Advisor Shares to include the ticker symbol for the share class and to remove references to the share class not being offered.

Summary Section – Expense Example

2.
Staff Comment: Please provide the second 1-, 3-, 5-, and 10-year periods and related narrative explanation in the Expense Examples, as there is a contingent deferred sales load charged upon redemption.

Response: The Trust responds by providing a second expense example.

Summary Section - Principal Investment Strategies

3.	Staff Comment: Please revise the disclosure to explain the index strategy more precisely.

Response: The Trust responds by revising the applicable disclosure to read as follows:

Under normal circumstances, the Fund invests in a portfolio of equity securities of companies that are representative of ~~included in~~ the S&P 500 Index (the “Index”) or in exchange-traded funds (“ETFs”) that are designed to replicate the performance of the Index or whose holdings are representative of the Index. The Fund will simultaneously use options on ETFs in which the Fund may invest and will invest in U.S. Treasury securities to enhance the Fund’s potential returns ~~utilize equity or index options strategies designed to meet or enhance Index returns~~ during up markets while seeking to limit losses during down markets.

4.
Staff Comment: With respect to the ETF strategy, please revise the disclosure to explain the relationship between the ETF strategy and the Index strategy. In addition, please clarify the portion of the first sentence of the second paragraph that reads “… that invest in securities of companies included in the Index” to state what “included in the Index” means. Please also clarify if the Fund will hold ETFs that have particular components of the Index or Index-linked derivatives.

Response: The Trust responds by stating that the first sentence of the second paragraph has been removed, and the ETF strategy disclosure has been revised in response to the comment above.

In addition, the Trust responds by stating supplementally that the Fund will not invest in ETFs that focus on particular components of the Index nor Index-linked derivatives. Therefore, the revisions to the disclosure to clarify if the Fund will hold ETFs that have particular components of the Index or Index-linked derivatives is not necessary.

5.
Staff Comment: Please revise the third sentence of the second paragraph to remove the word “may” if the Fund’s investments in options on equity securities or options on ETFs that invest in securities included in the Index will be a principal investment strategy.

Response: The Trust responds by revising the applicable disclosure to read as follows:

~~Options written or purchased by the Fund may include options on equity securities, or options on ETFs that invest in securities included in the Index, to achieve what the Advisor believes to be an appropriate blend for the current market.~~ The Fund will write or purchase call or put options. Under normal circumstances, the Fund will write or purchase options on ETFs that are designed to replicate the performance of the Index or whose holdings are representative of the Index.

6.	Staff Comment: Please revise the second paragraph to clarify the Advisor’s strategy in balancing risk and reward.

Response: The Trust responds by revising the applicable disclosure to read as follows:

The Fund’s investment adviser, Oakhurst Advisors, LLC (“the “Advisor”) selects an appropriate ~~seeks to maintain a consistent balance between risk and reward over the course of different market and volatility cycles through various~~ combination~~s~~ of equity securities, ETFs that are designed to replicate the performance of the Index or whose holdings are representative of the Index, U.S. Treasury securities, and options on ETFs in consideration of current market conditions ~~writing exchange-traded equity call options, and purchasing or writing Index related put or call options~~. ~~Options written or purchased by the Fund may include options on equity securities, or options on ETFs that invest in securities included in the Index, to achieve what the Advisor believes to be an appropriate blend for the current market.~~ The Advisor seeks to maintain a balance between risk and reward over the course of different market and volatility cycles when selecting the appropriate combination.

7.
Staff Comment: Please clarify the types of ETFs that the Fund may write or purchase options on. Please state whether the universe of options on ETFs is the same universe of ETFs the Fund will invest in.

Response: The Trust responds by including the applicable disclosure to read as follows:

Under normal circumstances, the Fund will write or purchase options on ETFs that are designed to replicate the performance of the Index or whose holdings are representative of the Index.

8.
Staff Comment: If the engagement in active trading of the Fund’s portfolio is a principal investment strategy, please include a corresponding risk in the “Principal Risks of Investing in the Fund” section. If the engagement in active trading of the Fund’s portfolio is not a principal investment strategy, please remove this disclosure.

Response: The Trust responds by including the following as a principal investment risk:

Active Management Risk. The Fund is actively managed and subject to the risk that the Advisor’s use of investment techniques and risk analyses to make investment decisions fails to perform as expected, which may cause the Fund to lose value.

9.
Staff Comment: With respect to the Fund’s ability to invest in U.S. Treasury securities to earn interest income as a principal investment strategy, please describe how this strategy will be used in achieving the Fund’s investment objective.

Response: The Trust responds by revising the applicable disclosure to read as follows:

The Fund will also invest in U.S. Treasury securities to serve as collateral for the Fund’s investments, to provide income to cover the cost of the Fund’s use of options, or as otherwise deemed appropriate by the Advisor in seeking to achieve the Fund’s investment objectives ~~to earn interest income~~.

10.
Staff Comment: With respect to the Advisor’s ability to rebalance the Fund’s equity investments to maintain Index weightings, please clarify if the Fund intends to maintain the same weightings as the Index. If the Fund does not intend to maintain the same weightings as the Index, please remove this disclosure.

Response: The Trust responds by stating supplementally that the Fund does not intend to maintain the same weightings as the Index. Additionally, the Trust responds by revising the applicable disclosure to read as follows:

The Advisor may rebalance the Fund’s equity investments ~~to maintain Index weightings or~~ if a more attractive investment opportunity becomes available.

11.
Staff Comment: With respect to the second sentence of the third paragraph, please clarify the portion of the sentence that states “…to maximize potential for earning premium…” and describe how this strategy will be used in achieving the Fund’s investment objective.

Response: The Trust responds by revising the applicable disclosure to read as follows:

The Fund’s options will have strike prices and expiration dates selected by the Advisor to maximize potential for generating equity-like returns and to provide downside protection ~~earning premium and to reduce the volatility of the Fund’s investment portfolio~~.

Summary Section – Principal Risks

12.
Staff Comment: With respect to disclosure related to the risks of investing in ETFs, please indicate that trading on an exchange does not guarantee a liquid market for ETFs and disclose the risks of trading at a premium.

Response: The Trust responds by revising the applicable disclosure to read as follows:

Exchange-Traded Funds Risk. The risks of investment in ETFs reflect the risks of the underlying instruments in which the ETF invests. When the Fund invests in ETFs, shareholders of the Fund indirectly bear a proportionate share of the ETF’s fees and expenses, as well as their share of the Fund’s fees and expenses. As a result, an investment by the Fund in an ETF could cause the Fund’s operating expenses (taking into account indirect expenses such as the fees and expenses of the ETF) to be higher and, in turn, performance to be lower than if the Fund were to invest directly in the instruments held by the ETF. ~~Shareholders may invest directly in an ETF, and thereby avoid duplicative fees.~~ Trading on an exchange does not guarantee a liquid market will exist for an ETF. ~~Trading in an ETF may be halted if the trading in one or more of the ETF’s underlying securities is halted.~~ ETFs may trade at a premium or discount to their net asset value.

13.	Staff Comment: Please confirm whether the Fund will invest in affiliated ETFs.

Response: The Trust responds by confirming supplementally that the Fund does not intend to invest in affiliated ETFs.

14.	Staff Comment: With respect to each of the principal risks, consider listing the risks in order of importance rather than in alphabetical order.

Response: The Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. However, to add clarity to the risk disclosure format, the following disclosure will be added to the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence:

As with any mutual fund, there are risks to investing. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Remember, in addition to possibly not achieving your investment goals, you could lose all or a portion of your investment in the Fund over short or even long periods of time. ~~The principal risks of investing in the Fund are:~~ The principal risks of investing in the Fund are summarized below. The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

15.	Staff Comment: Consider revising disclosure in response to Items 4 and 9 of Form N-1A to avoid repetitive risk disclosures.

Response: The Trust responds by making the requested revisions to avoid repetitive risk disclosures.

16.	Staff Comment: With respect to the “Options Risk” disclosure, please consider explaining why the options activity of the Fund may affect its portfolio turnover rate.

Response: The Trust responds by removing the sentence regarding portfolio turnover rate in the “Options Risk” disclosure in Item 4. The Trust further responds by revising the applicable disclosure in Item 9 to read as follows:

In addition, the Advisor will close out options trades approximately one year after the date in which the trades are entered and enter new options trades, which ~~the option activities of the Fund~~ may affect the Fund’s ~~its~~ portfolio turnover rate and the amount of brokerage commissions paid by the Fund.

17.
Staff Comment: With respect to the “Leverage Risk” disclosure, please include additional disclosure in the Summary – Principal Investment Strategies section to define leverage and explain its role in the Fund’s options strategy.

Response: The Trust responds by revising the applicable disclosure to read as follows:

The Fund will write or purchase call or put options. Under normal circumstances, the Fund will write or purchase options on ETFs that are designed to replicate the performance of the Index or whose holdings are representative of the Index. The use of options may give rise to leverage. Leverage is investment exposure which exceeds the initial amount invested. Leverage can cause the Fund to lose more than the principal amount invested.

18.
Staff Comment: Please move the first sentence under “Correlation Risk” to the discussion of principal investment strategies and revise the remaining disclosure to describe how the performance of the Index and derivative performance relates to the Fund’s investment objective.

Response: The Trust responds by moving the first sentence under “Correlation Risk” to the discussion of principal investment strategies, as requested. The Trust responds further by revising the remaining disclosure to read as follows:

Correlation Risk. ~~The performance of the Fund is not intended to match the performance of the Index.~~ The Fund’s investment strategy of buying and selling options will result in performance that differs from that of the Index. The call options written by the Fund will limit the Fund’s opportunity to participate in increases when the ETFs in which the Fund invests perform well. Further, the Fund incurs operating expenses and portfolio transaction costs not incurred by the Index.

Summary Section – Performance

19.
Staff Comment: In the preamble paragraph to the Performance subsection, please delete the parenthetical reference to the Advisor share class “(when available”) if the Advisor share class will be offered. If the Advisor share class will not be offered, please remove all references to the Advisor share class.

Response:  For the reasons stated above, the Trust respectfully declines to make the requested revision.

20.
Staff Comment: In the tax disclosure paragraph following the Average Annual Total Returns table, please delete the parenthetical reference to the Advisor share class “(once available)” if the Advisor share class will be offered. If the Advisor share class will not be offered, please remove all references to the Advisor share class.

Response:  For the reasons stated above, the Trust respectfully declines to make the requested revision.

21.
Staff Comment: Please review the inconsistencies between the preamble paragraph to the Performance subsection and the back cover of the Prospectus to clarify whether updated information is available on the Fund’s website or will be available on the Fund’s website.

Response: The Trust responds by revising the disclosure to clarify that updated performance will be available on the Fund’s website when the website becomes operational.

22.	Staff Comment: Please confirm that the Fund will disclose an appropriate broad-based securities benchmark in the Average Annual Total Returns table.

Response: The Trust confirms that the Fund will disclose an appropriate broad-based securities benchmark, the S&P 500 Index, in the Average Annual Total Returns table.

Principal Investment Strategies

23.
Staff Comment: With respect to the Fund’s writing covered call options strategy, please clarify if the Fund will only write options that are covered calls. If the Fund anticipates writing uncovered call options, please identify circumstances in which the Fund would write uncovered call options.

Response: The Trust responds by revising the disclosure as follows:

The Fund will use cash or U.S. Treasury securities to cover the written call options. ~~A written call option is “covered” if the Fund owns the underlying security subject to the call option at all times during the option period.~~

In addition, the Trust responds by stating supplementally that the Fund will not write uncovered call options.

Principal Risks of Investing in the Fund

24.
Staff Comment: Please consider whether “Cybersecurity Risk” is a principal risk specific to the Fund. If this is a principal risk of the Fund, please add summary risk disclosure in the discussion of the Fund’s principal risks in the Summary Section.

Response: The Trust responds by stating supplementally that Cybersecurity Risk is not considered to be a principal risk specific to the Fund, and by removing the applicable disclosure.

25.
Staff Comment: Please consider whether “Large Shareholder Risk” is a principal risk specific to the Fund. If this is a principal risk of the Fund, please add summary risk disclosure in the discussion of the Fund’s principal risks in the Summary Section.

Response: The Trust responds by stating supplementally that Large Shareholder Risk is not considered to be a principal risk specific to the Fund, and by removing the applicable disclosure.

Statement of Additional Information – Investment Policies and Risks

26.
Staff Comment: With respect to the fifth bullet point under the heading “Option Transactions” in the section entitled “Investment Policies, Strategies and Associated Risks,” please clarify the types of market imposed restrictions that would prohibit the exercise of options. In addition, please clarify the kinds of options these market imposed restrictions refer to.

Response: The Trust responds by revising the applicable disclosure to read as follows:

Option Transactions
Option transactions in which the Fund may engage involve the specific risks described above as well as the following risks:

• the writer of an option may be assigned an exercise at any time during the option period;
• disruptions in the markets for underlying instruments could result in losses for options investors;

• there may be an imperfect or no correlation between the option and the securities being hedged; and
• the insolvency of a broker could present risks for the broker’s customers.~~; and~~
~~• market imposed restrictions may prohibit the exercise of certain options.~~

In addition, a liquid secondary market for options, whether traded over-the-counter or on an exchange, may not exist due to the following:
• there may be insufficient trading interest in a particular option;
• restrictions may be imposed by an exchange on opening transactions or closing transactions or both;
• trading halts, suspensions, or other restrictions may be imposed with respect to particular classes or series of options or underlying securities;
• unusual or unforeseen circumstances may interrupt normal operations on an exchange;
• the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading value; or
• one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

In addition, the Trust respectfully declines revise the disclosure to clarify the kinds of options these risks refer to. The Trust believes that disclosing the specific types of options would not be helpful to an investor when explaining the circumstances in which a liquid secondary market for options may not exist.

27.
Staff Comment: In the second paragraph under the heading “Option Transactions” in the section entitled “Investment Policies, Strategies and Associated Risks,” please consider moving the following sentence to the Summary Section of the Prospectus or please supplementally explain why this sentence is not a principal investment strategy: “The Fund may also seek to earn additional income through receipt of premiums by writing covered put options.”

Response: The Trust responds by stating supplementally that writing covered put options will not be a principal investment strategy of the Fund. As disclosed in the Principal Investment Strategies subsection of the “Investment Objective, Principal Investment Strategies and Related Risks” section of the Prospectus, the Fund will write call options against the Fund’s equity positions that are covered by cash or U.S. Treasury securities and purchase and/or sell combinations of Index-related puts and put spreads and calls and call spreads.

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑5208.

Very truly yours,

/s/ Rachel A. Spearo
Rachel A. Spearo, Secretary
Series Portfolios Trust

CC:	Marco Adelfio, Goodwin Procter LLP Jason Lee, Oakhurst Advisors, LLC

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